Exhibit (e)(2)

SCHEDULE A
to
Distribution Agreement
(Updated December 19, 2022)

List of Funds
1.	Parabla Innovation ETF
2.	Trajan Wealth Income Opportunities ETF
3.	UVA Dividend Value ETF
4.	UVA Unconstrained Medium-Term Fixed Income ETF